UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

BANCO ITAÚ CHILE

(formerly known as ITAÚ CORPBANCA)

(Name of Subject Company (Issuer))

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Amendment No. 3

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.

(Names of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Renato Lulia Jacob

Group Head of Investor Relations

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

+55 11 2794 3547

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
+1.212.848.4000

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	Itaú Unibanco Holding S.A. ITB Holding Brasil Participações Ltda.

Form or Registration No.:	Schedule TO-T	Date Filed:	June 6, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to combined Schedule TO and Schedule 13E-3 Transaction Statement under cover of Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment No. 3”) is being filed on behalf of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”) and ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“Purchaser”) and an indirect wholly owned subsidiary of IUH. This Amendment No. 3 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, filed by IUH and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2023 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser and IUH to purchase: (1) any and all outstanding common shares, no par value per share (the “Common Shares”) of Banco Itaú Chile (formerly known as Itaú CorpBanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and (2) any and all outstanding American Depositary Shares (each of which represents one-third of one Common Share) of the Company (the “ADSs,” and together with the Common Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by IUH and/or its affiliates, for 8,500 Chilean pesos in cash per Common Share and 2,833.3333 Chilean pesos in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions and (ii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 6, 2023 (the “U.S. Offer to Purchase”) and other related materials, including the form of acceptance for the Common Shares (the “Common Share Acceptance Form”), the letter of transmittal for ADSs (the “ADS Letter of Transmittal”) and the notice of “guaranteed delivery” for the ADSs (the “ADS Notice of Guaranteed Delivery”) which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer,” copies of which are attached as Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(B) and (a)(1)(D), respectively, to the Schedule TO. Concurrently with the U.S. Offer, Purchaser is offering to purchase any and all outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH and/or its affiliates, including Common Shares held by U.S. Holders (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meaning given to them in the U.S. Offer to Purchase.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO, the U.S. Offer to Purchase (including all schedules thereto) and the related Common Share Acceptance Form, ADS Letter of Transmittal and ADS Notice of Guaranteed Delivery, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 3.

Items 1 through 13.

The U.S. Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“The U.S. Offer expired as scheduled at one (1) minute past 11:59 p.m., New York City time, on July 5, 2023. The U.S. Tender Agent has advised Purchaser and IUH that as of the Expiration Date, no Common Shares and a total of 535,796 ADSs (representing approximately 178,599 Common Shares and representing in the aggregate approximately 8.39% of the Company’s outstanding ADSs), were properly tendered and not validly withdrawn in the U.S. Offer. These amounts do not include an additional 18,874 ADSs tendered via notice of guaranteed delivery and not yet delivered as of the date of this amendment. All conditions to the U.S. Offer having been satisfied, Purchaser and IUH accepted for payment, and expect to pay for, all Common Shares and ADSs properly tendered and not validly withdrawn pursuant to the U.S. Offer at a purchase price of: (i) the U.S. dollar equivalent of 8,500.00 Chilean Pesos per Common Share and (ii) the U.S. dollar equivalent of 2,833.3333 Chilean Pesos in cash per ADS; in each case to be converted into U.S. dollars based on the Observed Exchange Rate published by the Central Bank of Chile in the Official Gazette of Chile two Chilean business days immediately prior to the Settlement Date.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2023

ITAÚ INIBANCO HOLDING S.A.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Álvaro F. Rizzi Rodrigues
Name:	Álvaro F. Rizzi Rodrigues
Title:	Attorney-in-fact

By:	/s/ Fernando Della Torre Chagas
Name:	Fernando Della Torre Chagas
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated June 6, 2023.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Common Share Acceptance Form.*
(a)(1)(D)	ADS Notice of Guaranteed Delivery.*
(a)(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Common Shares.*
(a)(1)(F)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.*
(a)(1)(G)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Common Shares.*
(a)(1)(H)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.*
(a)(1)(I)	Power of Attorney, dated as of June 1, 2023.*
(a)(5)(A)	Comunicado ao Mercado issued by IUH announcing the tender offer, dated March 2, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 3, 2023, and incorporated herein by reference.*
(a)(5)(B)	Comunicado ao Mercado issued by IUH announcing receipt of the last pending regulatory authorization, dated May 29, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on May 30, 2023, and incorporated herein by reference.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

____________________

* Previously filed.

** Filed herewith.